Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Savient Pharmaceuticals, Inc.:

We consent to the use of our reports dated February 29, 2012, with respect to the consolidated balance sheet of Savient Pharmaceuticals, Inc. and subsidiaries as of December 31, 2011, and the related consolidated statements of operations, comprehensive loss, changes in stockholders’ equity and cash flows for the year ended December 31, 2011, the related consolidated financial statement schedule for the year ended December 31, 2011, and the effectiveness of internal control over financial reporting as of December 31, 2011, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Short Hills, New Jersey

April 4, 2012